

June 14, 2010

By U.S. Mail and facsimile to (801) 606-5055

Joseph W. Baty
Chief Financial Officer
Schiff Nutrition International, Inc.
2002 South 5070 West
Salt Lake City, Utah 84104-4726

> **Re: Schiff Nutrition International, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2009**
> **Filed August 20, 2009**
> **Proxy Statement on Schedule 14A**
> **Filed September 24, 2009**
> **Form 10-Q for the Quarter Ended August 31, 2009**
> **Filed October 8, 2010**
> **Form 10-Q for the Quarter Ended November 30, 2009**
> **Filed January 8, 2010**
> **Form 10-Q for the Quarter Ended February 28, 2010**
> **Filed April 7, 2010**
> **File No. 001-14608**

Dear Mr. Baty:

We have reviewed your response dated May 28, 2010 to our comment letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proxy Statement on Schedule 14A

Executive Compensation, page 12

Compensation Overview, page 12

Components of Compensation, page 13

Performance-Based Long Term Awards, page 14

1. We note your response to comment 6 in our letter dated May 18, 2010. Please provide the numerical performance targets that are associated with the additional disclosure you propose to provide in future filings.

Form 10-Q for the Quarter Ended August 31, 2009

Form 10-Q for the Quarter Ended November 30, 2009

Form 10-Q for the Quarter Ended February 28, 2010

Exhibits 31.1 and 31.2

2. We note your response to comment 8 in our letter dated May 18, 2010. Please tell us when you intend to file the amended Form 10-Qs.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director